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                           August 23, 2021

       David Armstrong
       General Counsel
       Cano Health, Inc.
       9725 NW 117th Avenue
       Suite 200
       Miami, FL 33178

                                                        Re: Cano Health, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 12,
2021
                                                            File No. 333-258736

       Dear Mr. Armstrong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Audrey Leigh